Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of Bruker Corporation’s (“we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and our Amended and Restated By-laws (our “Bylaws”), each of which are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.  The terms of these securities also may be affected by Delaware law.

General

We are authorized to issue 260,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $.01 per share.

Common Stock

Subject to any preferential rights that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Our Certificate of Incorporation does not provide for cumulative voting for the election of directors.  Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of funds legally available and are entitled to receive, pro rata, all of our assets available for distribution to such holders upon liquidation. Holders of our common stock have no preemptive, subscription or redemption rights and no right to convert their common stock into any other securities.

The outstanding shares of our common stock are legally issued, fully paid and nonassessable. Additional shares of authorized common stock may be issued, as authorized by our Board of Directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

Preferred Stock

Under our Certificate of Incorporation, our Board of Directors has the authority, without further action by stockholders, to designate up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock.

Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation, Bylaws and Stock Option Plan

Certificate of Incorporation and Bylaws Provisions.  Our Certificate of Incorporation and Bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Classified Board of Directors.  Our Certificate of Incorporation and Bylaws provide for our Board of Directors to be divided into three classes of directors serving staggered, three year terms. The classification of our Board of Directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of our Board of Directors.

Authorized but Unissued or Undesignated Capital Stock.  Our authorized capital stock consists of 260,000,000 shares of common stock and 5,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by our Board of Directors in one or more transactions. In this regard, our Certificate of Incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to our Board of Directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. Our Board of Directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meetings of Stockholders.  Our Bylaws provide that special meetings of our stockholders may be called only by our President, the Chairman of the Board, or by the Board of Directors. In addition, the President or Secretary shall call a special meeting if requested by a majority of our directors.

Notice Procedures.  Our Bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our Certificate of Incorporation or Bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received at our principal executive offices no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the date set forth in our Bylaws for the annual meeting. The notice must contain certain information specified in our Bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol "BRKR."